MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three months ended March 28, 2025 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three months ended March 28, 2025 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2024 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"); and (iii) our related 2024 annual MD&A (“Annual MD&A”).
Our fiscal year is the calendar year ending December 31. Effective January 1, 2023, our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended March 28, 2025 and the first quarter of 2025 relate to the 13-week period ended March 28, 2025.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at April 22, 2025 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals. As at March 28, 2025, our business is comprised of 32 lumber mills, 15 OSB facilities, 3 plywood facilities, 3 MDF facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, new home construction activity in the U.S. is a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.32 million units in March 2025, with permits issued averaging 1.48 million units. U.S. housing starts were 1.37 million units for full year 2024, which is down slightly from 1.42 million units in 2023. New housing construction continues to show signs of stabilizing at levels moderately above the pre-pandemic housing starts levels of 2019 as consumers continue to manage through an environment of relatively high mortgage rates and housing affordability challenges. Existing home sales have improved somewhat from recent depressed levels but are still historically low, owing largely to the lock-in effect with U.S. mortgages. A large cohort of the population entering the typical home-buying age demographic are expected to support longer-term core demand for home construction activity. Further, the U.S. central bank has cut its key lending rate a total of 100 bps since September 2024, which has been directionally supportive for housing market demand. However, actual bond yields have failed to ease in-line with these rate cuts as there is a measure of uncertainty surrounding the U.S. administration’s tariff and other policies that risk creating inflationary effects for U.S. consumers. Notwithstanding these factors, should the economy and employment slow more meaningfully, interest rates remain higher for longer or housing prices not adjust sufficiently lower to offset relatively elevated mortgage rates, housing affordability could continue to be adversely impacted, reducing near-term demand for new home construction and thus near-term demand for our wood-based building products.
In the first quarter, demand for our products used in repair and remodelling applications remained somewhat subdued, which is consistent with the relative year-over-year price outperformance of SPF versus SYP in the quarter. While there is risk that historically low rates of existing home sales will keep downward pressure on short-term repair and remodelling demand, over the medium and longer term, an aging housing stock and stabilization of inflation and interest rates are expected to stimulate renovation and repair spending that supports growth in lumber, plywood and OSB demand.
Regarding lumber supply fundamentals, several new capacity announcements in the U.S. South in recent years have not translated into an increase in overall North American supply. Rather, a significant offset to these new projects has been the capacity contraction within other key lumber producing regions of North America, including in the U.S. South where costs are generally lower but are also varied and depend on fibre supply, mill modernization levels and labour reliability. In particular, the U.S. South has seen a number of announcements in recent quarters of less competitive mills in the region being permanently or indefinitely curtailed. It is also noteworthy that due to lengthy lumber supply chains, particularly for SPF products being transported by rail from Western Canada, the impact of facility closures in that region can take several weeks or months before the supply effects are realized by the industry. Lower demand from offshore markets for North American lumber is also a continuing factor, resulting in more domestically produced lumber remaining in the continent. Imports of lumber from Europe remain below the elevated levels experienced in early 2023. However, should these imports head materially higher again, the rebalancing of supply and demand for lumber products in North America could experience an even further extended time to recovery.
A number of OSB mill greenfield and re-start projects have been announced in recent years, although meaningful new supply has been slow to come online. While some of the announced mill projects are apt to be completed and begin production in the medium term, we continue to see meaningful constraints to significant new available OSB supply over the near term. However, should new OSB supply come online sooner or production ramp more quickly than is typical for mill start-ups, without a corresponding increase in demand, OSB markets may experience a period of oversupply imbalance.

According to industry data, from 2020 through 2024 approximately 25% of U.S. lumber consumption and 28% of U.S. OSB consumption was supplied by Canadian mills. However, rising duties, tariffs and a Section 232 investigation recently undertaken by the U.S. Department of Commerce have created an environment of heightened financial uncertainty for Canadian-based manufacturing of lumber, OSB and other wood-based building products. Given these evolving economic and financial risks, Canadian supplies of wood-based building products for export to the U.S. have the potential to fall short of U.S. demand levels over the near- to medium-term.
Export Duties
On March 3, 2025, the USDOC released the preliminary results for the AR6 ADD investigation covering the calendar year 2023, which indicated a rate of 9.48%. On April 4, 2025, the USDOC released the preliminary results for the AR6 CVD investigation covering calendar year 2023, which indicated a rate of 16.57%. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized, expected in August 2025. If the AR6 rates were to be confirmed, it would result in an expense of $65 million before the impact of interest for the POI covered by AR6. This adjustment would increase export duties payable recorded on our balance sheet. If these rates were to be finalized, our combined cash deposit rate would be 26.05%.
Tariffs
On February 1, 2025, the U.S. administration issued an executive order directing the United States to impose new tariffs on imports from Canada to take effect on February 4, 2025. The tariffs are an additional 25% rate of duty on all imports from Canada except Canadian energy resources exports, which are subject to a 10% tariff. These tariffs were subsequently paused for a 30-day period and took effect on March 4, 2025.
On March 1, 2025, the U.S. administration issued an executive order directing the Secretary of Commerce to initiate a Section 232 investigation to determine the effects on national security of imports of timber, lumber and their derivative products. The executive order requires the Secretary of Commerce to submit a report to the U.S. president within 270 days with findings and recommendations on actions to mitigate any such threats, such as potential tariffs, export controls, including quotas, or incentives to increase domestic production.
Between March 4, 2025 and March 6, 2025, 25% tariffs were imposed on our wood products shipped from Canada to the U.S., including lumber, OSB, plywood, MDF, and pulp. On March 6, 2025, the U.S. administration signed an executive order temporarily pausing tariffs on Canadian goods compliant with the United States-Mexico-Canada Agreement (“USMCA”) until April 2, 2025. Included in the USMCA are products such as lumber, OSB, plywood, MDF, and pulp.
On April 2, 2025, the U.S. administration issued an executive order imposing tariffs beginning at 10% on all imports into the U.S. from all countries, but with much higher rates for many. While Canada was not exempt, goods compliant with the USMCA are not subject to these additional tariffs.
The actual impact of the aforementioned tariffs and possible actions resulting from the Section 232 investigation are subject to a number of factors and uncertainties including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the Canadian government may take, and any mitigating actions that may become available. Refer to the discussion in our 2024 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" as supplemented in the discussion in this Q1-25 MD&A under "Risks and Uncertainties" for discussion of risks associated with the aforementioned tariffs and possible actions resulting from the Section 232 investigation.
Share repurchases
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026.
For the three months ended March 28, 2025, we repurchased for cancellation 529,660 Common shares at an average price of $82.33 per share under our 2024 NCIB and 2025 NCIB programs.

FIRST QUARTER RESULTS

Summary Results ($ millions)	Q1-25	Q4-24	Q1-24
Earnings
Sales	$1,459	$1,405	$1,627
Cost of products sold	(981)	(1,011)	(1,118)
Freight and other distribution costs	(187)	(179)	(219)
Export duties, net, and tariffs	(23)	(7)	(14)
Amortization	(134)	(138)	(138)
Selling, general and administration	(73)	(68)	(76)
Equity-based compensation	3	1	(4)
Restructuring and impairment charges	—	(68)	(10)
Operating earnings (loss)	64	(65)	48
Finance income, net	6	12	9
Other income (expense)	(3)	11	(7)
Tax provision	(25)	(20)	(15)
Earnings (loss)	$42	$(62)	$35

Adjusted EBITDA[1]	$195	$140	$200
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q1-25	Q4-24	Q3-24	Q2-24	Q1-24	Q4-23	Q3-23	Q2-23
Sales	$1,459	$1,405	$1,437	$1,705	$1,627	$1,514	$1,705	$1,608
Earnings (loss)	$42	$(62)	$(83)	$105	$35	$(153)	$159	$(131)
Basic EPS (dollars)	0.53	(0.77)	(1.03)	1.29	0.42	(1.87)	1.91	(1.57)
Diluted EPS (dollars)	0.46	(0.80)	(1.03)	1.20	0.42	(1.87)	1.81	(1.57)
Earnings improved from Q2-23 to Q3-23, driven primarily by improvements in OSB pricing, lower impairment charges, the impacts of AR4 finalization, and lower maintenance-related expenditures in our pulp segment. Sales and earnings decreased in Q4-23 due primarily to decreases in lumber and OSB pricing, higher export duties, and impairment charges related to announced facility closures and curtailments in our lumber segment. Sales and earnings improved in Q1-24 and Q2-24 due primarily to improvements in OSB pricing and lower impairment charges, partially offset by lower lumber pricing. Sales and earnings decreased in Q3-24 due primarily to lower OSB and lumber pricing and improved in Q4-24 as product pricing improved across all product segments, offset in part by lower OSB shipment volumes, higher costs, major maintenance downtime in the pulp & paper segment, and impairment charges related to goodwill in our Europe EWP segment. Sales and earnings improved in Q1-25 due primarily to higher lumber pricing, lower costs, and the non-recurrence of major maintenance in the pulp & paper segment and impairment charges in the Europe EWP segment.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q1-25	Q4-24	Q1-24
Sales
Lumber	$598	$546	$600
Wood chips and other residuals	56	54	68
Logs and other	20	17	17
	674	617	685
Cost of products sold	(458)	(471)	(525)
Freight and other distribution costs	(92)	(86)	(98)
Export duties, net, and tariffs	(22)	(7)	(14)
Amortization	(46)	(47)	(50)
Selling, general and administration	(35)	(33)	(37)
Restructuring and impairment reversal (charges)	—	1	(12)
Operating earnings (loss)	$21	$(25)	$(52)

Adjusted EBITDA[1]	$66	$21	$10

SPF (MMfbm)
Production	639	680	710
Shipments	669	642	705
SYP (MMfbm)
Production	602	571	699
Shipments	570	588	665
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales increased compared to Q4-24 due to higher product pricing and higher SPF shipment volumes, offset in part by lower SYP shipment volumes. Lumber sales decreased compared to Q1-24 due to lower shipment volumes, offset in part by higher product pricing.
The price variance resulted in an increase in operating earnings and Adjusted EBITDA of $43 million compared to Q4-24, and an increase by $55 million compared to Q1-24.
SPF shipment volumes increased modestly compared to Q4-24. SPF shipment volumes decreased compared to Q1-24 due primarily to the closure of our Fraser Lake, B.C. lumber mill.
SYP shipment volumes decreased from Q4-24. SYP shipment volumes decreased from Q1-24 due primarily to lower production volumes resulting from production curtailments and mill closures, discussed further in the section below, and weather-related transportation delays in the U.S. South in Q1-25.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $2 million compared to Q4-24 and a decrease of $3 million compared to Q1-24.

SPF Sales by Destination	Q1-25		Q4-24		Q1-24
	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	433	65%	410	64%	422	60%
Canada	200	30%	213	33%	255	36%
Other	36	5%	19	3%	28	4%
	669		642		705
We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.
Wood chips and other residuals were comparable versus Q4-24 but decreased versus Q1-24 due to lower production volumes resulting from production curtailments and mill closures in the U.S. South, discussed further in the section below, and the impact of the weakening of the CAD against the USD on CAD-denominated sales of wood chips and residuals from our SPF operations. Logs and other sales were comparable to all comparative periods.
Costs and Production
SPF production volumes decreased modestly from Q4-24 due to incremental reductions in operating schedules due to log shortages and to manage finished goods inventory at our mills. SPF production volumes decreased from Q1-24 due primarily to the impact of the closure of our Fraser Lake, B.C. lumber mill and incremental reductions in operating schedules to manage inventory at our mills.
In Q1-24, we announced and promptly completed the indefinite curtailment of operations at our Huttig, Arkansas lumber mill and the permanent closure of our Maxville, Florida lumber mill. Further, in Q3-24, we announced the indefinite curtailment of operations at our lumber mill in Lake Butler, Florida. Together, these actions reduced our SYP capacity by approximately 390 million board feet on an annual basis, representing 11% of our capacity at December 31, 2023. In addition, we selectively reduced operating hours and shifts across our SYP manufacturing facilities during 2024 and Q1-25.
SYP production volumes increased compared to Q4-24 due to higher operating schedules, offset in part by weather-related impacts in the U.S. South in Q1-25. SYP production volumes decreased compared to Q1-24 due primarily to the production curtailments and mill closures in the U.S. South and aforementioned reductions in operating schedules.
Cost of products sold decreased from Q4-24 due primarily to lower SYP unit manufacturing costs, lower SYP shipment volumes, lower SPF log costs, and the weakening of the CAD against the USD. This was offset by higher SPF shipment volumes, higher SPF unit manufacturing costs and an unfavourable $8 million variance relating to inventory valuation adjustments.
Cost of products sold decreased compared to Q1-24 due primarily to lower shipment volumes, lower log costs, and the weakening of the CAD against the USD. This was offset in part by higher SYP unit manufacturing costs.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs decreased from Q4-24 due to improved productivity and lower B.C. stumpage costs, lower estimated silviculture costs and lower logging costs. This was offset in part by higher Alberta stumpage costs and higher purchased log costs.
SPF log costs decreased from Q1-24 due primarily to lower B.C stumpage costs and improved productivity, offset by higher Alberta stumpage costs, higher estimated silviculture costs and higher logging and hauling costs .
SPF unit manufacturing costs increased compared to Q4-24 due primarily to higher labour and energy costs, offset in part by the weakening of the CAD against the USD, the impact of $4 million of incremental costs recognized during Q4-24 relating to retroactive pension plan benefit changes, and lower repairs and maintenance costs. SPF unit manufacturing costs decreased compared to Q1-24 due primarily to the weakening of the CAD against the USD and lower energy costs.

SYP log costs were comparable versus Q4-24. SYP log costs decreased versus Q1-24 as demand for logs in our operating areas moderated.
SYP unit manufacturing costs decreased versus Q4-24 due primarily to the impact of higher production in Q1-25. SYP unit manufacturing costs increased versus Q1-24 due primarily to the impact of fixed costs incurred during periods of reduced operating schedules and higher labour costs, offset in part by the favourable cost impact of the production curtailments and mill closures in the U.S. South.
Freight and other distribution costs increased compared to Q4-24 due primarily to higher shipment volumes, higher transportation costs and weather-related delays in the U.S. South. Freight and other distribution costs decreased compared to Q1-24 due primarily to lower shipment volumes and the weakening of the CAD against the USD, offset by higher transportation costs and weather-related delays in the U.S. South.
The following table summarizes the impact of export duties, net, and tariffs on our Lumber segment:

	Q1-25	Q4-24	Q1-24
Export duties, net	$(21)	$(7)	$(14)
Tariffs	(1)	—	—
Export duties, net, and tariffs	$(22)	$(7)	$(14)
We recorded a higher export duty expense in Q1-25 versus comparative periods. Export duties increased compared to Q4-24 due primarily to the impact of the adjustment to estimated annualized 2024 duty rate recorded in Q4-24. Higher shipment volumes to the U.S. and higher product pricing in Q1-25 were also contributing factors. Export duties increased compared to Q1-24 primarily due to a higher cash deposit rate resulting from the finalization of AR5 as well as higher shipment volumes to the U.S. and higher product pricing in Q1-25.
The following table reconciles our cash deposits paid during the period to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)	Q1-25	Q4-24	Q1-24
Cash deposits[1]	$(21)	$(18)	$(14)
Adjust to West Fraser Estimated ADD rate[2]	—	12	—
Export duties, net	$(21)	$(7)	$(14)
1.Represents combined CVD and ADD cash deposit rate of 11.89% for Q1-25 and Q4-24, 9.25% Q1-24.
2.Represents adjustment of West Fraser Estimated ADD rate of 5.04% for Q1-25, 2.58% for Q4-24 and 7.06% for Q1-24.
We incurred tariff expense in Q1-25 on lumber products shipped from Canada to the U.S. between March 4, 2025 and March 6, 2025.
Amortization expense was broadly consistent with Q4-24. Amortization expense decreased compared to Q1-24 due to the impact of our lumber mill curtailments and closures.
Selling, general and administration costs was broadly comparable to comparative periods.
Restructuring charges of $12 million were recorded in Q1-24 related to facility closures and curtailments in the U.S. South and B.C.
Operating earnings for the Lumber Segment increased by $46 million compared to Q4-24 and increased by $73 million compared to Q1-24 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $45 million compared to Q4-24 and increased by $57 million compared to Q1-24. The following table shows the Adjusted EBITDA variance for the period. Foreign exchange impacts from the strengthening or weakening of the CAD against USD on sales of wood chips, other residuals and logs are presented under Other.

Adjusted EBITDA ($ millions)	Q4-24 to Q1-25	Q1-24 to Q1-25
Adjusted EBITDA - comparative period	$21	$10
Price	43	55
Volume	2	(3)
Changes in export duties and tariffs	(15)	(9)
Changes in costs	16	23
Impact of inventory write-downs	(8)	(1)
Other	6	(8)
Adjusted EBITDA - current period	$66	$66
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s AR process for each POI.
The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%
August 19, 2024 - December 31, 2024	6.85%
AR8 POI[2]
January 1, 2025 – March 28, 2025	6.85%
1.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The CVD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	7.06%	2.58%
August 19, 2024 - December 31, 2024	5.04%	2.58%
AR8 POI[2]
January 1, 2025 – March 28, 2025	5.04%	5.04%
1.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The ADD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
Our 2024 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.
North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-25	Q4-24	Q1-24
Sales
OSB	$467	$490	$550
Plywood, LVL and MDF	122	138	136
Wood chips, logs and other	9	8	10
	598	635	697
Cost of products sold	(373)	(407)	(401)
Export duties, net, and tariffs	(1)	—	—
Freight and other distribution costs	(73)	(76)	(81)
Amortization	(72)	(71)	(71)
Selling, general and administration	(27)	(26)	(27)
Operating earnings	$52	$56	$117

Adjusted EBITDA[1]	$125	$127	$188

OSB (MMsf 3/8” basis)
Production	1,555	1,598	1,619
Shipments	1,503	1,604	1,609
Plywood (MMsf 3/8” basis)
Production	163	176	177
Shipments	160	178	180
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales decreased versus comparative periods due to lower OSB and plywood shipment volumes. OSB product pricing in Q1-25 was broadly comparable to Q4-24 and decreased compared to Q1-24. Plywood, LVL, and MDF sales decreased versus comparative periods due to lower product pricing in local currency terms and the weakening of the CAD against the USD.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $4 million compared to Q4-24, and a decrease of $64 million compared to Q1-24.
OSB and plywood shipment volumes decreased versus comparative periods due primarily to lower production volumes, discussed further in the section below, and weather-related transportation delays in the U.S. South.

The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $6 million compared to Q4-24, and a decrease of $6 million compared to Q1-24.

NA OSB Sales by Destination	Q1-25		Q4-24		Q1-24
	MMsf 3/8”	%	MMsf 3/8”	%	MMsf 3/8”	%
U.S.	1,363	91%	1,438	90%	1,429	89%
Canada	118	8%	137	9%	146	9%
Other	22	1%	28	1%	34	2%
	1,503		1,604		1,609
The above table shows the proportion of shipments of OSB from our North American OSB operations to the U.S., Canada, and other export markets. For Q1-25 and comparative periods, substantially all plywood shipments were to Canada, while the majority of LVL shipments were to Canada. Approximately half of MDF shipments were to Canada in Q1-25, broadly consistent with comparative periods.
Costs and Production
OSB production volumes decreased slightly compared to Q4-24 due to weather-related impacts in the U.S. South, offset in part by the ramp-up of our Allendale, South Carolina mill and lower maintenance downtime taken in Q1-25.
Q1-25 OSB production volumes decreased from Q1-24 due to higher downtime at our facilities relating to capital projects and weather-related impacts in the U.S. South, partially offset by the ramp-up of our Allendale, South Carolina mill.
Plywood production volumes decreased versus comparative periods due to higher maintenance downtime in Q1-25.
Cost of products sold decreased compared to Q4-24 due to lower shipment volumes, lower repairs and maintenance costs, and impacts related to the weakening of the CAD against the USD, offset by higher labour, energy, and resin costs as well as a $3 million unfavourable impact related to inventory valuation adjustments.
Cost of products sold decreased compared to Q1-24 due to lower shipment volumes, lower resin and energy costs, and impacts related to the weakening of the CAD against the USD. This was offset in part by higher labour costs, higher fibre costs and higher repairs and maintenance costs.
Freight and other distribution costs decreased from Q4-24 due primarily to lower shipment volumes, offset by higher transportation costs and weather-related delays in the U.S. South. Freight and other distribution costs decreased from Q1-24 due to lower shipment volumes and the weakening of the CAD against the USD, offset by higher transportation costs and weather-related delays in the U.S. South.
Amortization expense was comparable versus Q4-24 and Q1-24.
Selling, general and administration costs were comparable versus Q4-24 and Q1-24.
Operating earnings for the NA EWP Segment decreased by $4 million compared to Q4-24 and decreased by $65 million compared to Q1-24 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $3 million compared to Q4-24 and decreased by $63 million compared to Q1-24. The following table shows the Adjusted EBITDA variance for the period. The impact of incremental tariff costs incurred for the NA EWP Segment is presented under changes in costs.

Adjusted EBITDA ($ millions)	Q4-24 to Q1-25	Q1-24 to Q1-25
Adjusted EBITDA - comparative period	$127	$188
Price	(4)	(64)
Volume	(6)	(6)
Changes in costs	11	9
Impact of inventory write-downs	(3)	(1)
Other	—	(2)
Adjusted EBITDA - current period	$125	$125

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q1-25	Q4-24	Q1-24
Sales	$85	$56	$155
Cost of products sold	(63)	(56)	(117)
Freight and other distribution costs	(12)	(8)	(30)
Amortization	(4)	(4)	(3)
Selling, general and administration	(3)	(3)	(4)
Restructuring and impairment reversal	—	—	2
Operating earnings (loss)	$3	$(14)	$3

Adjusted EBITDA[1]	$7	$(10)	$3

NBSK (Mtonnes)
Production	79	42	44
Shipments	74	38	40
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Following our attaining sole control of CPP in Q1-24 and completion of the pulp mill disposals, the Pulp & Paper segment is comprised of our 100% interest in CPP and our 50%-owned joint operation, Alberta Newsprint Company. In light of the composition of the segment on a go-forward basis, the production and shipment volumes for all periods disclosed in the above table relate to those of NBSK pulp produced and shipped from CPP only and exclude BCTMP and UKP pulp amounts related to the disposed pulp mills.
The comparison versus comparative periods is impacted by the sale of Hinton pulp mill on February 3, 2024, the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024, and our attaining sole control of CPP in Q1-24.
Sales and Shipments
Sales increased compared to Q4-24 as the comparative period was impacted by a major maintenance shutdown at CPP. The weakening of the CAD against the USD provided a partial offsetting factor. Sales decreased compared to Q1-24 due primarily to the pulp mill disposals and the weakening of the CAD against the USD, offset in part by higher shipment volume from CPP since our attaining sole control of CPP in Q1-24.
Costs and Production
NBSK production increased compared to Q4-24 as the comparative period was impacted by a major maintenance shutdown at CPP. NBSK production increased compared to Q1-24 due to our attaining sole control of CPP in Q1-24.
Cost of products sold increased compared to Q4-24 due primarily to higher shipment volumes, offset in part by lower repairs and maintenance costs and the weakening of the CAD against the USD. Cost of products sold decreased compared to Q1-24 due primarily to the pulp mill disposals and the weakening of the CAD against the USD, offset by higher shipment volumes from CPP.
Freight and other distribution costs increased from Q4-24 due primarily to higher shipment volumes, offset by the weakening of the CAD against the USD. Freight and other distribution costs decreased compared to Q1-24 due primarily to the pulp mill disposals and the weakening of the CAD against the USD.
Amortization expense was comparable versus all comparative periods. In Q1-24, the disposed pulp mills were classified as held for sale and were not amortized.
Selling, general and administration costs were comparative versus all comparable periods.
We recorded an impairment reversal of $2 million in Q1-24 upon completion of the Hinton pulp mill sale and remeasurement of estimated working capital adjustments specified in the asset purchase agreements for the Quesnel River Pulp mill and Slave Lake Pulp mill.
Operating earnings for the Pulp & Paper Segment increased by $17 million compared to Q4-24 and was consistent compared to Q1-24 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment increased by $17 million compared to Q4-24 and increased by $3 million compared to Q1-24 due to the reasons explained above.
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-25	Q4-24	Q1-24
Sales	$117	$112	$108
Cost of products sold	(101)	(92)	(92)
Freight and other distribution costs	(11)	(10)	(10)
Amortization	(10)	(12)	(12)
Selling, general and administration	(7)	(7)	(7)
Restructuring and impairment charges	—	(70)	—
Operating loss	$(13)	$(80)	$(14)

Adjusted EBITDA[1]	$(2)	$2	$(1)

OSB (MMsf 3/8” basis)
Production	271	275	274
Shipments	292	262	277

GBP - USD exchange rate
Closing rate	1.29	1.25	1.26
Average rate	1.26	1.29	1.27
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales increased from Q4-24 due primarily to higher shipment volumes, offset in part by lower MDF and particleboard pricing and the weakening of the GBP against the USD. Sales increased compared to Q1-24 due to higher shipment volumes and higher OSB product pricing, offset by lower MDF and particleboard product pricing.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $5 million compared to Q4-24 and a decrease of $6 million compared to Q1-24. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $2 million compared to Q4-24 and an increase of $3 million compared to Q1-24.
Costs and Production
Q1-25 production volumes were comparable to Q4-24. OSB and particleboard production volumes were comparable to Q1-24 while MDF production volumes increased due to less production curtailments taken in the current quarter.
Cost of products sold increased versus Q4-24 due primarily to higher shipment volumes and higher energy and fibre costs, offset in part by the weakening of the GBP against the USD. Cost of products sold increased compared to Q1-24 due to higher shipment volumes and higher fibre costs, offset in part by lower energy costs.
Freight and other distribution costs increased versus comparative periods due primarily to higher shipment volumes, offset in part by the weakening of the GBP against the USD.
Amortization expense was broadly consistent with comparable periods.
Selling, general and administration costs were broadly consistent with comparable periods.
We recorded an impairment loss of $70 million in Q4-24 in relation to Europe EWP goodwill. The impairment loss was driven primarily by an extension of the expected duration of the recovery to mid-cycle profitability and weaker macroeconomic conditions in the U.K. and Europe.
Operating earnings for the Europe EWP Segment increased by $67 million compared to Q4-24 and increased by $1 million compared to Q1-24 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $4 million compared to Q4-24, and decreased by $1 million compared to Q1-24.

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q1-25 were $73 million (Q4-24 - $68 million; Q1-24 - $76 million).
Selling, general and administration costs increased compared to Q4-24 due primarily to variable compensation expense, offset by the weakening of the CAD against the USD and the impact of various organizational efficiency initiatives. Selling, general and administration costs decreased versus Q1-24 due primarily to the impact of the pulp mill disposals and other facility curtailments and closures, the impact of various organizational efficiency initiatives, and the weakening of the CAD against the USD, offset in part by variable compensation expense recorded in Q1-25 and our attaining sole control of CPP in Q1-24.
Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a recovery of $3 million during Q1-25 (Q4-24 - recovery of $1 million; Q1-24 - expense of $4 million). The recovery in the current period reflects a decrease in the price of our common shares traded on the TSX and additional vesting of units granted.
Finance income, net
Finance income, net includes interest earned on short-term investments and interest income recognized on our Canadian lumber duty deposits. We recorded finance income, net of $6 million in Q1-25 compared to finance income, net of $12 million in Q4-24 and finance income, net of $9 million in Q1-24.
Finance income, net decreased compared to Q4-24 due primarily to decreased interest income earned on lower cash and cash equivalents balances. Finance income decreased compared to Q1-24 due primarily to lower interest income earned on our cash and cash equivalents, offset in part by lower interest expense relating to long-term debt.
Other income (expense)
Other expense of $3 million was recorded in Q1-25 (Q4-24 - other income of $11 million; Q1-24 - other expense of $7 million).
Other expense in Q1-25 relates primarily to losses on our electricity swaps, driven by decreases in forward electricity prices over the remaining term of the contracts.
Tax provision
Q1-25 results include an income tax expense of $25 million, compared to income tax expense of $20 million in Q4-24 and income tax expense of $15 million in Q1-24, resulting in an effective tax rate of 37% in the current quarter compared to (47)% in Q4-24 and 31% in Q1-24. The effective tax rate was impacted primarily by differences in our jurisdictional tax rates, income tax settlements, and impacts of functional currency differences. In Q1-25, we entered into a settlement agreement with CRA in respect of certain prior tax periods. As a result, we recorded an additional tax provision of $6 million and expect to receive income tax refunds of $34 million on account of the matters in question. The effective tax rate can be sensitive to non-taxable permanent differences and differences in our jurisdictional tax rates in periods of lower pre-tax earnings.

Other comprehensive earnings – translation of operations with different functional currencies
Our European operations have British pound sterling and Euro functional currencies. Our Spray Lake lumber mill and jointly-owned newsprint operation have Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in Accumulated other comprehensive loss.
We recorded a translation gain of $16 million during Q1-25 (Q4-24 - translation loss of $44 million; Q1-24 - translation loss of $9 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current quarter primarily reflects a weakening of the USD against the British pound sterling.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial loss of $3 million during Q1-25 (Q4-24 - after-tax actuarial loss of $5 million; Q1-24 - after-tax actuarial gain of $18 million). The most significant drivers of the actuarial loss in Q1-25 were a decrease in the discount rate used to calculate plan liabilities, offset in part by higher returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.32 million units in March 2025, with permits issued of 1.48 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 100 bps since September 2024 and Federal funds futures indicate prospects for additional rate cuts in mid-2025, though there are evolving risks related to the U.S. administration’s tariff and other policies, which could be inflationary and could impact this trend in rates. These developments notwithstanding, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we expect challenging markets to persist over the near term. Looking further out, we continue to expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have begun to decline, which is directionally positive for housing demand. That said, ongoing geopolitical developments, including the potential price inflation of U.S. tariffs on the U.K. and Europe, may adversely impact near-term demand for our panel products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.

Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 7 (“AR7”) in February 2025, with final rates expected in 2026. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".
Operations
Anticipated shipment levels assume no significant change from current market demand conditions, typical seasonal demand patterns, sufficient availability of logs within our economic return criteria, and no further indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, duties and tariffs, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflicts in Ukraine and the Middle East, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors.
The Lumber segment has experienced a slower than expected start to the year, owing to transportation and weather challenges that have influenced shipments as well as uncertainty related to demand impacts from the U.S. administration’s shifting tariff policies. As such, and based on what we can see today, including the mill closures and indefinite curtailments we announced last year and the uncertainties around the impact of tariffs, offset in part by the ongoing reliability and capital improvement gains across our lumber mill portfolio, we are reducing the top-end of the ranges of our 2025 lumber shipments targets. For SPF shipments, we are now targeting 2.7 to 2.9 billion board feet (previously 2.7 to 3.0 billion board feet) and for SYP shipments, we are now targeting 2.5 to 2.7 billion board feet (previously 2.5 to 2.8 billion board feet). As the U.S. administration’s tariff and other policies evolve, we will evaluate the impact of the tariffs on our operations and consider whether any revisions to our shipment estimates are warranted. On April 1, 2025, stumpage rates increased slightly in B.C. from reasonably modest levels due to the market-based adjustments related to lumber prices, with inflationary pressures on development, logging and delivery costs continuing to provide upward bias to total fibre costs. Given the recent commodity price environment, B.C. stumpage rates are expected to track somewhat higher through Q2-25. In Alberta, Q2-25 stumpage rates are also expected to be above Q1-25 levels as these rates are closely linked to the price of lumber but with a quicker response to changing lumber prices. Note, however, that given the seasonal nature of logging activities in Western Canada, our fibre costs for the second quarter are largely determined by the build up of log inventories in the first quarter and as a result, changes in stumpage in the second quarter have limited effect on our financial results for the second quarter. Recent sawmill capacity curtailments across the U.S. South have created opportunities for lower log costs, with the pace of cost reductions largely stabilizing in Q1-25 but varying by region. We continue to expect average 2025 log costs across the U.S. South to be largely similar to those of 2024, though pulp mill curtailments and closures have caused a decline in the net prices received for sawmill residuals in some instances. Region-specific log costs and prices for residuals are likely to vary depending on the unique conditions in each procurement zone.
Our NA EWP segment, much like the Lumber segment, has experienced transportation challenges early in 2025, which have in some instances limited our ability to ship OSB to meet customer demand. Given these constraints and the ongoing risks to our demand forecasts because of trade tariffs and policy uncertainty, we are reducing the top-end of the range of our 2025 North American OSB target shipments. We are now targeting shipments of 6.5 to 6.8 billion square feet (3/8-inch basis) versus our previous target of 6.5 to 6.9 billion square feet (3/8-inch basis). As the U.S. administration’s tariff and other policies evolve, we will evaluate the impact of the tariffs on our operations and consider whether any revisions to our shipment estimates are warranted. Start-up of the Allendale mill is progressing well and we continue to anticipate a ramp-up period for the mill of up to three years to meet targeted production levels. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility optimized and running near full operating rates, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are still expected to be relatively stable through 2025. Pulp mill curtailments and closures in the U.S. south in recent years have caused some regional excess supply of pulpwood logs, the primary fibre source for OSB production.

In our Europe EWP segment, we continue to expect demand to improve for our MDF, particleboard and OSB panel products in 2025, recognizing there are ongoing macroeconomic uncertainties surrounding interest rates and economic growth in the region. As such, we reiterate guidance for 2025 OSB shipments in the range of 1.0 to 1.25 billion square feet (3/8-inch basis). Input costs for the Europe EWP business in 2025, including energy and resin costs, are still expected to stabilize near 2024 levels, though we note current energy costs are significantly higher than levels experienced in the period before the 2022 escalation of the Ukraine and Russia conflict.
The global pulp market has begun to experience disruption with the economic impact of U.S. tariffs creating considerable demand uncertainty in Chinese markets. As such, we anticipate NBSK pricing weakness over the near- to medium-term and a potentially significant adverse financial impact on our Pulp & Paper segment.
On balance, we continued to experience relatively stable costs for inputs across our supply chain in Q1-25, including resins and chemicals, and contract labour availability and capital equipment lead times continued to show improvement. We expect these trends to largely continue in 2025.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We anticipate levels of operating cash flows and available liquidity will support our capital spending plans in 2025 as we look to operationalize the significant capital we have invested in recent years. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and no additional lengthening of lead times for projects underway or planned, we continue to anticipate capital expenditures in the range of $400 million to $450 million in 20251. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. The modernization of our Henderson, Texas lumber manufacturing facility remains on track to be ready for ramp-up by the end of H1-25, at which time we will begin retiring the existing Henderson sawmill. We anticipate 18 to 24 months to ramp-up the new Henderson mill and do not expect to realize meaningful incremental production from the mill until 2026.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
We expect to maintain our investment grade issuer rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Under our 2024 NCIB that expired February 28, 2025, we purchased 2,079,530 Common shares of the Company.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. As of April 21, 2025, 284,236 Common shares have been repurchased for cancellation, leaving 3,583,941 available to purchase at our discretion until the expiry of the 2025 NCIB.
As of April 21, 2025, we have repurchased for cancellation 44,013,070 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 81% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2025 is $102 million based on the number of Common and Class B Common shares outstanding on March 28, 2025.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by three major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	March 28,	December 31,
	2025	2024
Available liquidity
Cash and cash equivalents	$390	$641
Operating lines available (excluding newsprint operation)[1]	1,044	1,044
Available liquidity	$1,434	$1,685

Total debt to total capital[2]	4%	4%
Net debt to total capital[2]	(2%)	(6%)
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at March 28, 2025 was $1,434 million (December 31, 2024 - $1,685 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Net debt to total capital decreased compared to Q4-24 due to lower cash and cash equivalents on hand. Total debt to total capital is comparable to Q4-24 and we remain well positioned with a strong balance sheet and liquidity profile.

Credit Facilities
As at March 28, 2025, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $20 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at March 28, 2025, our revolving credit facilities were undrawn (December 31, 2024 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2024 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $131 million (December 31, 2024 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $35 million (December 31, 2024 - $36 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand.
We have a $200 million term loan maturing July 2025. Interest is payable at floating rates based on Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
We have interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $200 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on the $200 million term loan discussed above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%).
Issuer Ratings
We are considered investment grade by three leading rating agencies. On October 22, 2024, Moody's upgraded our issuer rating to Baa2, with an outlook of stable. The ratings in the table below are as at April 21, 2025.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa2	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 77,054,958 Common shares and 2,281,478 Class B Common shares for a total of 79,336,436 Common shares issued and outstanding as at April 21, 2025. As of April 21, 2025, we held 39,365 Common shares as treasury shares for cancellation.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Share Repurchases
On February 27, 2024, we renewed our 2024 NCIB allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. Under this program, we repurchased 2,079,530 common shares for cancellation.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. As of April 21, 2025, we have repurchased 284,236 common shares under our 2025 NCIB program.
The following table shows our purchases under our NCIB programs in 2024 and 2025:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2024 to December 31, 2024	1,799,217	$80.26
NCIB:	January 1, 2025 to March 28, 2025	529,660	$82.33
Share Options
As at April 21, 2025, there were 725,896 share options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.
Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Three Months Ended
($ millions - cash provided by (used for))	March 28,	March 29,
	2025	2024
Cash used for operating activities
Earnings	$42	$35
Adjustments
Amortization	134	138
Restructuring and impairment charges	—	10
Finance income, net	(6)	(9)
Foreign exchange gain	—	(4)
Export duty	—	—
Retirement benefit expense	17	15
Net contributions to retirement benefit plans	(9)	(12)
Tax provision	25	15
Income taxes paid	(74)	(3)
Unrealized loss on electricity swaps	4	11
Other	23	15
Changes in non-cash working capital
Receivables	(100)	(94)
Inventories	(193)	(148)
Prepaid expenses	4	5
Payables and accrued liabilities	59	(15)
	(75)	(41)
Cash used for financing activities
Repayment of lease obligations	(4)	(4)
Finance expense paid	(5)	(3)
Repurchase of Common shares for cancellation	(46)	(7)
Issuance of Common shares	—	1
Dividends paid	(26)	(24)
	(80)	(38)

Cash used for investing activities
Proceeds from sale of pulp mills	—	5
Additions to capital assets	(104)	(122)
Interest received	6	11
Other	(1)	—
	$(99)	(106)

Change in cash and cash equivalents	$(255)	$(185)
Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to prior year were higher income taxes paid and changes in working capital.
Earnings, after adjusting for non-cash items, were broadly comparable to prior year as lower costs and higher lumber product pricing was offset by lower OSB product pricing and lower shipment volumes.

Income tax payments were higher in Q1-25 primarily due to income tax payments made in respect of 2024 results. Of the total $74 million of Q1-25 income taxes paid, net of refunds, $70 million was attributable to satisfying the estimated tax liability owed on 2024 earnings.
Working capital increased in Q1-25 due primarily to seasonal increases in inventories and receivables as well as decreases in payables and accrued liabilities.
The current quarter inventory change was driven primarily by increases in the volume of log inventory on hand. Log inventory in the northern regions of North America is built up in the first quarter to sustain SPF lumber and EWP operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months. Higher volumes of SYP lumber and NA OSB finished goods inventory also contributed to the increase in inventory in Q1-25.
Accounts receivable increased due primarily to higher product pricing and higher shipment activity towards the end of Q1-25 versus Q4-24. Payables and accrued liabilities increased due primarily to higher stumpage and contractor accruals.
Financing Activities
Cash used in financing activities increased compared to Q1-24 due primarily to higher share repurchases.
We returned $46 million during the three months ended March 28, 2025 to our shareholders through Common shares repurchased under our NCIB programs, compared to $7 million during the three months ended March 29, 2024.
We returned a total of $26 million during the three months ended March 28, 2025 to our shareholders through dividend payments, compared to $24 million during the three months ended March 29, 2024 .
Investing Activities
We received $5 million of proceeds during the three months ended March 29, 2024 in relation to the sale of Hinton pulp mill on February 3, 2024.
Interest received decreased compared to Q1-24 due primarily to lower cash and cash equivalents balances in the current period.
Capital expenditures of $104 million in Q1-25 (Q1-24 - $122 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended
Capital Expenditures by Segment ($ millions)	March 28,	March 29,
	2025	2024
Lumber	$63	$96
North America EWP	38	18
Pulp & Paper	—	3
Europe EWP	3	5
Corporate	—	—
Total	$104	$122

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.
As outlined in our “Recent Developments” and “Outlook and Operations” sections of this MD&A, the regulatory environment concerning trade restrictions is evolving. Specifically, we supplement the Risks and Uncertainties of our Annual MD&A as follows to reflect the following developments since the date of our Annual MD&A:

On March 1, 2025, the U.S. administration issued an executive order directing the Secretary of Commerce to initiate an investigation under Section 232 of the Trade Expansion Act of 1962 (“Section 232”) to determine the effects on national security of imports of timber, lumber and their derivative products. If the results of this Section 232 investigation conclude that import of such products threaten to impair national security in the U.S., this could result in the imposition of increased tariffs or other restrictions on imports into the U.S., including the potential for quotas or other import controls. It may also result in the adoption of incentives to increase domestic production.
Between March 4, 2025 and March 6, 2025, 25% tariffs were imposed on our wood products shipped from Canada to the U.S., including lumber, OSB, plywood, MDF and pulp. On March 6, 2025, the U.S. administration signed an executive order temporarily pausing tariffs on Canadian goods compliant with the USMCA until April 2, 2025. Included in the USMCA are products such as lumber, OSB, plywood, MDF and pulp.
On April 2, 2025, the U.S. administration issued an executive order imposing tariffs beginning at 10% on all imports into the U.S. from all countries, but with much higher rates for many. While Canada was not exempt, goods compliant with the USMCA are not subject to these additional tariffs.
There is no assurance that the temporary pause in tariffs will be extended or that the carve-out for the USMCA compliant goods will continue.
The imposition of tariffs or an increase in tariffs or additional restrictions on imports could have an adverse impact on U.S. and global economic conditions, U.S. and Canadian housing markets, construction starts, repair and renovation and remodeling spending and use of wood products in industrial applications. In addition, tariffs and trade restrictions could increase inflationary pressures, increase substitution of our products for alternatives, change industry production and supply, increase competition from other log consumers and producers, cause sustained elevated interest rates, including consequential impacts to mortgage rates and housing affordability, and other factors beyond our control. All of the above factors could negatively impact future market conditions, demand and/or pricing for our wood products and as result, could negatively impact the profitability of our business, financial condition and results of operations.
The actual impact of the aforementioned tariffs and possible actions resulting from the Section 232 investigation are subject to a number of factors and uncertainties including the effective date and duration of such tariffs or restrictions on imports, changes in the amount, scope and nature of the tariffs or restrictions on imports in the future, any countermeasures that the Canadian government or other governments from countries subject to tariffs on import into the U.S. may take, and any mitigating actions that may become available. The imposition of tariffs; or an increase in tariffs; or additional restrictions on imports; individually or collectively are significant and are expected to adversely impact the profitability of our Canadian business, financial condition and results of operations. The long-term impact of tariffs on the profitability of our business, financial condition and results of operations is not possible to predict, but could be significant. Further, the continued evolution of these tariffs and trade actions may result in further reductions to our operational guidance.
Further, to the extent that our North American business relies on supply chains from outside the U.S., these tariffs and possible trade actions could negatively impact the profitability of our North American business, financial condition and results of operations.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
There has been no change in our internal control over financial reporting during the three months ended March 28, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q1-25	Q4-24	Q1-24
Earnings (loss)	$42	$(62)	$35
Finance income, net	(6)	(12)	(9)
Tax provision	25	20	15
Amortization	134	138	138
Equity-based compensation	(3)	(1)	4
Restructuring and impairment charges	—	68	10
Other expense (income)	3	(11)	7
Adjusted EBITDA	$195	$140	$200
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.
Quarterly Adjusted EBITDA by Segment ($ millions)

Q1-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$21	$52	$3	$(13)	$1	$64
Amortization	46	72	4	10	1	134
Equity-based compensation	—	—	—	—	(3)	(3)
Adjusted EBITDA by segment	$66	$125	$7	$(2)	$(1)	$195

Q4-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(25)	$56	$(14)	$(80)	$(2)	$(65)
Amortization	47	71	4	12	3	138
Equity-based compensation	—	—	—	—	(1)	(1)
Restructuring and impairment charges (reversal)	(1)	—	—	70	—	68
Adjusted EBITDA by segment	$21	$127	$(10)	$2	$—	$140

Q1-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(52)	$117	$3	$(14)	$(7)	$48
Amortization	50	71	3	12	3	138
Equity-based compensation	—	—	—	—	4	4
Restructuring and impairment charges (reversal)	12	—	(2)	—	—	10
Adjusted EBITDA by segment	$10	$188	$3	$(1)	$—	$200

Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	March 28,	December 31,
	2025	2024
Cash and cash equivalents	$390	$641
Operating lines available (excluding newsprint operation)[1]	1,044	1,044
	1,434	1,685
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$1,434	$1,685
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.
The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	March 28,	December 31,
	2025	2024
Debt
Operating loans	$—	$—
Current and non-current lease obligation	33	29
Current and non-current debt	200	200
Derivative liabilities[1]	2	—
Open letters of credit[1]	35	36
Total debt	270	265
Shareholders’ equity	6,939	6,954
Total capital	$7,209	$7,219
Total debt to capital	4%	4%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.

The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	March 28,	December 31,
	2025	2024
Debt
Operating loans	$—	$—
Current and long-term lease obligation	33	29
Current and long-term debt	200	200
Derivative liabilities[1]	2	—
Open letters of credit[1]	35	36
Total debt	270	265
Cash and cash equivalents	(390)	(641)
Open letters of credit	(35)	(36)
Derivative liabilities	(2)	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(156)	(412)
Shareholders’ equity	6,939	6,954
Total capital	$6,782	$6,542
Net debt to capital	(2%)	(6%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPP	Cariboo Pulp & Paper
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
DC&P	Disclosure Controls and Procedures
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance

EWP	Engineered wood products
GBP	British pound sterling
GHG	Greenhouse gas
ICFR	Internal Control over Financial Reporting
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024
2024 NCIB	Normal course issuer bid - March 1, 2024 to February 28, 2025
2025 NCIB	Normal course issuer bid - March 3, 2025 to March 2, 2026
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-25 or Q1-24	three months ended March 28, 2025 or March 29, 2024 and for balance sheet amounts as at March 28, 2025 or March 29, 2024
Q2-25 or Q2-24	three months ended June 27, 2025 or June 28, 2024 and for balance sheet amounts as at June 27, 2025 or June 28, 2024
Q3-25 or Q3-24	three months ended September 26, 2025 or September 27, 2024 and for balance sheet amounts as at September 26, 2025 or September 27, 2024
Q4-25 or Q4-24	three months ended December 31, 2025 or 2024 and for balance sheet amounts as at December 31, 2025 or 2024
SEDAR+	System for Electronic Document Analysis and Retrieval +
SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
Spray Lake lumber mill	Spray Lake Sawmills (1980) Ltd.
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements
This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, to maintain robust product and geographic diversity, to maintain a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, and pursuit of opportunistic acquisitions and larger-scale growth initiatives

Recent Developments – Markets
impact of new home construction activity, interest rates and inflationary price pressures, mortgage rates, housing supply and demand and affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures on demand for lumber and OSB, capacity contraction in lumber supply fundamentals, expectations regarding near, medium and longer-term core demand, prospect of future interest rate cuts, import trends and inflation; impact of new or reduced lumber and OSB production capacity on market supply and pricing

Recent Developments - Export Duties	the timing and finalization of the AR6, anticipated accounting treatment and impact of finalization of AR6 ADD and CVD rates
Recent Developments - Tariffs
impact of tariff actions and possible actions from the Section 232 investigation, including the finalization of effective tariff rates, the duration of tariffs imposed and the ultimate impact on the volumes of our wood products shipped from Canada to the U.S. and the sales prices of these wood products

Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR6, AR7 and AR8 duty rates
Business Outlook – Markets
market conditions, housing affordability, demand for our products over the near, medium and longer term, growing market penetration of mass timber, impacts of interest rates and mortgage rates, rates for U.S. housing starts, inflationary pressures, ability to capitalize on long-term growth opportunities; and expectations as to reductions of interest rates, impact of broader economy and employment slowing and potential for demand decline in near term, ongoing geopolitical conflict, and the potential price inflation impact of U.S. tariffs

Business Outlook – Softwood lumber dispute	the timing and finalization of the AR6, AR7 and AR8 duty rates and their impact on our financial position
Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, and the impact of tariffs on SPF lumber and OSB demand and consequential impact on shipments into the U.S. from Canada, operating costs, fibre costs, expectation of trends in B.C. and Alberta stumpage rates, U.S. South log costs stabilizing at rates similar to 2024 levels, with region-specific log costs varying, uncertainty in OSB demand forecasts due to tariff and policy uncertainty, the stability of costs from inputs continuing in the near term for U.S. OSB, regional excess supply of pulp logs as a result of recent sawmill curtailments, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the contribution to our overall OSB platform with modern Allendale OSB facility operating, and expectations as to moderation of input costs and improved availability across supply chain, expected stabilization of input costs for Europe EWP in 2025

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures, total estimated capital costs, completion dates and ramp-up periods (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade issuer rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	available liquidity, our policy on capital management, maintenance of investment grade issuer rating, and our goal to maintain a balanced capital allocation strategy

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariff and other policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition and results of operations;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,823 million), goodwill and intangibles ($2,168 million), both as at March 28, 2025, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;

•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in this MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information
Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.